October 8, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Irene Barberena-Meissner and Laura Nicholson

Re:	Altitude Acquisition Corp.
Registration Statement on Form S-1
Filed September 25, 2020
File No. 333-249071

Dear Ms. Barberena-Meissner and Ms. Nicholson:

On behalf of our client, Altitude Acquisition Corp., a company organized under the laws of the State of Delaware (the “Company”), we respond to the comment of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the Registration Statement on Form S-1, filed with the Commission on September 25, 2020 (the “Registration Statement”), contained in the Staff’s letter dated October 6, 2020 (the “Comment Letter”).

The Company will file via EDGAR Amendment No. 1 to the Registration Statement, which reflects the Company’s response to the comment received by the Staff and certain other updated information. For ease of reference, the comment contained in the Comment Letter is printed below and is followed by the Company’s response.

Registration Statement on Form S-1

Management

Officers, Directors and Director Nominees, page 107

1.

We note your revisions in response to our prior comment 4 and reissue the comment. Please revise to identify the members currently serving on your board of directors. In this regard, we note that all of the individuals you have identified are director nominees who will serve on your board of directors following the completion of your offering. In addition, please ensure that your registration statement is signed by a majority of the members of your board of directors as required by Form S-1.

Response: In response to the Staff’s comment, the Company revised its disclosure on pages 3, 107 and 109 of the Form S-1 to reflect that Gary Teplis is currently the sole member of the board of directors.

United States Securities and Exchange Commission

October 8, 2020

Please do not hesitate to contact Elliott Smith at (212) 819-7644 or Jessica Chen at (212) 819-8503 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/White & Case LLP

White & Case LLP

cc:	Gary Teplis, Altitude Acquisition Corp.

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